EXHIBIT 99.1

Endeavour Silver Announces Q1 2024 Financial Results; Earnings Call at 10AM PDT (1PM EDT) Today

VANCOUVER, British Columbia, May 09, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces its financial and operating results for the three months ended March 31, 2024. All dollar amounts are in US dollars ($).

“We are pleased to report a solid start to the year with consolidated production and operating costs meeting expectations,” stated Dan Dickson, CEO of Endeavour Silver. “Guanacevi continues to perform well, generating operating cash flow which we are reinvesting in the business. The higher precious metal prices will further enhance our cash flow, as we advance Terronera towards commissioning in late 2024.”

Q1 2024 Highlights

  Production Tracking Towards Upper Range of Guidance: 1,460,006 ounces (oz) of silver and 10,133 oz of gold for 2.3 million oz silver equivalent (AgEq)(1).
  Strong Revenue from Higher Realized Prices: $63.7 million from the sale of 1,756,094 oz of silver and 10,880 oz of gold at average realized prices of $23.47 per oz silver and $2,114 per oz gold.
  Cash Flow: $10.2 million in operating cash flow before working capital changes(2), a decrease of 18% from Q1 2023.
  Operating Costs: Cash costs(2) of $13.19 per oz payable silver and all-in sustaining costs(2) of $21.44 per oz payable silver, net of gold credits. Cash costs(2) and all-in sustaining costs were below guidance mostly due to a higher gold by-product credit.
  Balance Sheet: Cash position of $34.9 million and working capital(2) of $56.4 million. Cash decreased as funds were spent on development activities at Terronera. The Company raised gross proceeds of $38.9 million through issuances, primarily to fund the activities at Terronera.
  Drawdown on Terronera Senior Secured Debt Facility: Subsequent to quarter end, the company announced the first drawdown of $60 million of the $120 million senior secured debt facility and executed hedge contract terms (see news release dated April 10, 2024).
  Construction Continues on Schedule at the Terronera Mine: Overall project progress reached 53% and the project remains on track for commissioning in Q4 2024. Construction activities are advancing with a focus on mechanical and vertical installation (see news release dated April 23, 2024).

Financial Overview

Q1 2024 Highlights	Three Months Ended March 31
	2024	2023	% Change
Production
Silver ounces produced	1,460,006	1,623,545	(10%)
Gold ounces produced	10,133	9,342	8%
Payable silver ounces produced	1,450,308	1,608,212	(10%)
Payable gold ounces produced	9,948	9,184	8%
Silver equivalent ounces produced(1)	2,270,677	2,370,905	(4%)
Cash costs per silver ounce(2)	13.19	11.12	19%
Total production costs per ounce(2))	18.90	15.43	23%
All-in sustaining costs per ounce(2)	21.44	20.16	6%
Processed tonnes	221,794	211,073	5%
Direct operating costs per tonne(2)	145.75	132.11	10%
Direct costs per tonne(2)	181.77	169.49	7%
Financial
Revenue ($ millions)	63.7	55.5	15%
Silver ounces sold	1,756,094	1,667,408	5%
Gold ounces sold	10,880	9,126	19%
Realized silver price per ounce	23.47	23.16	1%
Realized gold price per ounce	2,114	1,917	10%
Net earnings (loss) ($ millions)	(1.2)	6.5	(118%)
Adjusted net earnings (loss) ($ millions)(2)	(0.2)	4.5	(104%)
Mine operating earnings ($ millions)	11.7	16.0	(27%)
Mine operating cash flow before taxes ($ millions)(2)	20.6	22.4	(8%)
Operating cash flow before working capital changes(2)	10.2	12.5	(18%)
EBITDA ($ millions)(2)	13.5	19.4	(30%)
Working capital ($ millions)(2)	56.4	92.8	(39%)
Shareholders
Earnings (loss) per share – basic ($)	(0.01)	0.03	(133%)
Adjusted earnings (loss) per share – basic ($)(2)	(0.00)	0.02	(100%)
Operating cash flow before working capital changes per share(2)	0.04	0.07	(43%)
Weighted average shares outstanding	227,503,581	190,274,768	20%

(1) Silver equivalent (AgEq) is calculated using an 80:1 Ag:Au ratio.

(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements, which can be viewed on the Company’s website, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

For the three months ended March 31, 2024, revenue, net of $0.5 million of smelting and refining costs, increased by 15% to $63.7 million (Q1 2023: $55.5 million).

Gross sales of $64.2 million in Q1 2024 represented a 14% increase over the $56.1 million in Q1 2023. Silver oz sold increased by 5%, driven by a net decrease in finished goods silver ounces available for sale as at March 31, 2024, compared to December 31, 2023, offset by lower silver production. There was a 1% increase in the realized silver price, together with the higher silver oz sold resulting in an 7% increase in gross silver revenue. Gold oz sold increased by 19% with a 10% increase in the realized gold price, resulting in a 31% increase in gross gold revenue. During the period, the Company sold 1,756,094 oz silver and 10,880 oz gold for average realized prices of $23.47 and $2,114 per oz, respectively, compared to Q1 2023 sales of 1,667,408 oz silver and 9,126 oz gold for average realized prices of $23.16 and $1,917 per oz, respectively. In Q1 2024, London spot prices for silver and gold averaged $23.36 and $2,072, respectively.

After cost of sales of $52.1 million (Q1 2023 - $39.5 million), an increase of 32%, mine operating earnings were $11.7 million (Q1 2023 - $16.0 million). The cost of sales in Q1 2024 was impacted by higher labour, power and consumables costs as the Company continued to experience inflationary pressures. . Additionally direct costs were impacted by lower grades in Guanaceví compared to Q1 2023, and higher depreciation costs.

The Company had operating earnings of $3.3 million (Q1 2023: $6.9 million) after exploration and evaluation costs of $4.3 million (Q1 2023: $4.2 million) and general and administrative costs of $4.0 million (Q1 2023: $4.9 million). Exploration and evaluation costs were consistent with the same period in 2023, and related primarily to costs for Terronera that are not eligible for capitalization as a cost of building the project, such as social, environmental and management oversight. Exploration costs were also incurred at the Pitarrilla project and, to a lesser extent, brownfields exploration at Bolanitos and desktop evaluation work at Guanacevi. General and administrative costs decreased primarily due to investment in a new ERP system during 2023.

Earnings before income taxes were $4.2 million (Q1 2023: $12.5 million) after finance costs of $0.3 million (Q1 2023: $0.4 million), a foreign exchange gain of $1.2 million (Q1 2023: $1.9 million), and investment and other income of $0.0 million (Q1 2023: $4.0 million). The decrease in earnings before income taxes was driven by the unrealized gain on marketable securities and warrants of $3.1 million recorded in the 2023 comparative period compared to $0.9 million unrealized gain in Q1 2024.

The Company realized net loss for the period of $1.2 million (Q1 2023: net earnings $6.5 million) after an income tax expense of $5.4 million (Q1 2023: $6.1 million). Current income tax expense increased to $5.6 million (Q1 2023 - $4.4 million) and deferred income tax recovery of $0.2 million (Q1 2023: deferred tax expense of $1.7 million). Taxable profits are incurred at Guanacevi and changes in deferred income taxes are derived from changes in temporary timing differences between deductions for accounting versus deductions for tax.

Direct operating costs(2) on a per tonne basis increased to $145.75, up 10% compared with Q1 2023 due to higher operating costs at Guanaceví from ongoing ventilation and water management challenges affecting productivity, as well as ongoing inflationary pressure on costs.

Consolidated cash costs per oz, net of by-product credits, increased to $13.19 primarily due to the higher direct costs per tonne, lower grade achieved at Guanaceví offset by a higher gold credit driven by higher gold production and gold sale price compared to Q1 2023. AISC increased by 6% on a per oz basis compared to Q1 2023 as a result of costs being allocated over fewer ounces produced, offset in part by lower sustaining capex.

The complete financial statements and management’s discussion & analysis can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Galina Meleger, VP of Investor Relations at 604-640-4804, toll free at 1-877-685-9775 or by email at gmeleger@edrsilver.com

Conference Call

Management will host a conference call to discuss the Company’s Q1 2024 financial results today at 1:00pm Eastern time (EDT).

Date:	Thursday, May 9, 2024

Time:	10:00am Pacific (PDT) / 1:00pm Eastern (EDT)

Telephone:	Canada & US +1-844-763-8274
International +1-647-484-8814

Replay:	Canada & US +1-604-674-8052
International +1-855-669-9658
Passcode is 0771#; audio replay will be available on Company’s website

Outside of Canada and the U.S.A., the replay passcode is 0037#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information
Galina Meleger, VP of Investor Relations
Tel: (877) 685 - 9775
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com
Follow Endeavour Silver on Facebook, X, Instagram and LinkedIn

Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 Ag:Au ratio.

2 Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, all-in sustaining cost (“AISC”) per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share and sustaining and growth capital.

Please see the March 31, 2024 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the March 31, 2024 MD&A available on SEDAR at www.sedar.com.

Reconciliation of Working Capital
Expressed in thousands US dollars	As at March 31, 2024	As at December 31, 2023
Current assets	$111,769	$100,773
Current liabilities	55,357	58,244
Working capital	$56,412	$42,529

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in thousands of US dollars	Three months ended March 31
(except for share numbers and per share amounts)	2024	2023
Net earnings (loss) for the period per financial statements	($1,194)	$6,456
Unrealized foreign exchange loss	136	1,095
Change in fair value of investments	861	(3,097)
Adjusted net earnings (loss)	($197)	$4,454
Basic weighted average share outstanding	227,503,581	190,274,768
Adjusted net earnings (loss) per share	($0.00)	$0.02

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in thousands of US dollars	Three Months Ended March 31
	2024	2023
Mine operating earnings per financial statements	$11,656	$16,025
Share-based compensation	79	132
Amortization and depletion	8,877	6,253
Mine operating cash flow before taxes	$20,612	$22,410

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in thousands of US dollars	Three Months Ended March 31
(except for per share amounts)	2024	2023
Cash from (used in) operating activities per financial statements	$4,583	($401)
Net changes in non-cash working capital per financial statements	(5,651)	(12,902)
Operating cash flow before working capital changes	$10,234	$12,501
Basic weighted average shares outstanding	227,503,581	190,274,768
Operating cash flow before working capital changes per share	$0.04	$0.07

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in thousands of US dollars	Three Months Ended March 31
	2024	2023
Net earnings (loss) for the period per financial statements	$1,194	$6,456
Depreciation – cost of sales	8,877	6,253
Depreciation – exploration	159	278
Depreciation – general & administration	99	62
Finance costs	135	259
Current income tax expense	5,667	4,445
Deferred income tax expense (recovery)	(233)	1,676
EBITDA	$13,510	$19,429
Share based compensation	1,170	1,625
Unrealized foreign exchange loss	136	1,096
Change in fair value of investments	861	(3,097)
Adjusted EBITDA	$15,677	$19,052

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

	Three Months Ended March 31, 2024			Three Months Ended March 31, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$26,886	$9,819	$36,705	$18,145	$8,371	$26,516
Smelting and refining costs included in net revenue	-	493	493	-	656	656
Opening finished goods	(7,137)	(699)	(7,836)	(4,953)	(245)	(5,198)
Closing finished goods	2,314	651	2,965	4,848	1,063	5,911
Direct operating costs	22,063	10,264	32,327	18,040	9,845	27,885
Royalties	6,332	76	6,408	6,471	64	6,535
Special mining duty (1)	1,521	60	1,581	1,270	85	1,355
Direct costs	29,916	10,400	40,316	25,781	9,994	35,775
By-product gold sales	(10,731)	(12,265)	(22,996)	(8,433)	(9,064)	(17,497)
Opening gold inventory fair market value	2,909	619	3,528	2,740	354	3,094
Closing gold inventory fair market value	(871)	(815)	(1,722)	(2,500)	(995)	(3,495)
Cash costs net of by-product	21,223	(2,097)	19,126	17,588	289	17,877
Depreciation	5,815	3,062	8,877	3,474	2,779	6,253
Share-based compensation	62	17	79	66	66	132
Opening finished goods depreciation	(1,459)	(197)	(1,656)	(862)	(60)	(922)
Closing finished goods depreciation	770	219	989	1,115	355	1,470
Total production costs	$26,411	$1,004	$27,415	$21,381	$3,429	$24,810

	Three Months Ended March 31, 2024			Three Months Ended March 31, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	115,004	106,790	221,794	102,375	108,698	211,073
Payable silver ounces	1,331,735	118,573	1,450,308	1,435,604	172,608	1,608,212

Cash costs per silver ounce	$15.94	($17.69)	$13.19	$12.25	$1.67	$11.12
Total production costs per ounce	$19.83	$8.47	$18.90	$14,89	$19.87	$15.43
Direct operating costs per tonne	$191.85	$96.11	$145.75	$176.21	$90.57	$132.11
Direct costs per tonne	$260.13	$97.39	$181.77	$251.83	$91.94	$169.49

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in thousands US dollars	Three Months Ended March 31, 2024			Three Months Ended March 31, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$21,223	($2,097)	$19,126	$17,588	$289	$17,877
Operations share-based compensation	62	17	79	66	66	132
Corporate general and administrative	2,204	801	3,005	2,616	878	3,494
Corporate share-based compensation	690	250	940	1,019	342	1,361
Reclamation - amortization/accretion	102	77	179	79	62	141
Mine site expensed exploration	122	314	436	379	313	692
Equipment loan payments	128	220	348	245	487	732
Capital expenditures sustaining	4,716	2,266	6,982	5,690	2,301	7,991
All-In-Sustaining Costs	$29,247	$1,848	$31,095	$27,682	$4,738	$32,420
Growth exploration and evaluation			3,524			3,063
Growth capital expenditures			37,905			12,726
All-In-Costs			$72,524			$48,209

	Three Months Ended March 31, 2024			Three Months Ended March 31, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	115,004	106,790	221,794	102,375	108,698	211,073
Payable silver ounces	1,331,735	118,573	1,450,308	1,435,604	172,608	1,608,212
Silver equivalent production (ounces)	1,665,648	605,028	2,270,677	1,774,964	595,941	2,370,905

All-In Sustaining Cost per ounce	$21.96	$15.59	$21.44	$19.28	$27.45	$20.16

Expressed in thousands of US dollars	Three Months Ended March 31
(except for per share amounts)	2024	2023
Mine site expensed exploration	$436	$692
Growth exploration and development	3,524	3,063
Total exploration and development	$3,960	$3,755
Exploration and development depreciation	159	278
Exploration and development share-based compensation	151	131
Exploration and development expense	$4,270	$4,164

Reconciliation of Sustaining Capital and Growth Capital

Expressed in thousands of US dollars	Three Months Ended March 31
(except for per share amounts)	2024	2023
Capital expenditures sustaining	$6,982	$7,991
Growth capital expenditures	37,905	12,726
Property, plant and equipment per Condensed Consolidated Interim Statement of Cashflow	$44,887	$20,717

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce

Expressed in thousands of US dollars	Three Months Ended March 31
(except for per share amounts)	2024	2023
Gross silver sales	$41,222	$38,620
Silver ounces sold	1,756,094	1,667,408
Realized silver price per ounces	$23.47	$23.16

Expressed in thousands of US dollars	Three Months Ended March 31
(except for per share amounts)	2024	2023
Gross gold sales	22,996	$17,497
Gold ounces sold	10,880	9,126
Realized gold price per ounces	$2,114	$1,917

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project including: anticipated timing of the project; the Company’s ability to further drawdown on the Debt Facility, estimated project economics, Terronera’s forecasted operations, costs and expenditures, and the timing and results of various related activities, Endeavour’s anticipated performance in 2024 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; satisfaction of conditions precedent to drawdown under the Debt Facility; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics as of 2024, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.